
Mail Stop 3030

July 11, 2017

<u>Via E-mail</u>
Thad A. Huston
Chief Financial Officer
LivaNova PLC
20 Eastbourne Terrace
London, United Kingdom W2 6LG

>   **Re: LivaNova PLC**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed March 1, 2017**
>   **File No. 1-37599**

Dear Mr. Huston:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Martin James
>
>   Martin James
>   Senior Assistant Chief Accountant
>   Office of Electronics and Machinery